Exhibit 99.1

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canetic

Email: info@canetictrust.com
Website: www.canetictrust.com

CNE.UN LISTED TSX

CNE NYSE

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[LOGO]

[GRAPHIC]

STILL

DIFFERENT

2006 ANNUAL REPORT

CONTENTS

2006 Highlights	2
Royalty Trust Primer	3
The Seeds of our Success	4
Canetic’s Path to Success	6
President’s Message	10
Review of Operations	16
Marketing and Risk Management	28
Reserves Summary	30
Management Team	34
Members of the Board of Directors	35
Corporate Governance	36
Health, Safety and Environment	39
Community Involvement	40
Corporate Information	42

The Annual General Meeting of the unitholders of Canetic Resources Trust will be held on May 9, 2007 at 3 p.m. local time at the Hyatt Regency Hotel, 700 Centre Street S.E., Calgary, Alberta. All unitholders and interested parties are invited to attend.

Readers are also urged to review our public filings including our Management’s Discussion & Analysis, Audited Annual and Unaudited Interim Financial Statements and Annual Information Form for more fulsome disclosure on our operations. These filings can be found on our website at www.canetictrust.com, our SEDAR profile at www.sedar.com and in the United States at www.sec.gov. They may also be obtained by contacting Investor Relations at (403) 539-6300 or 1-877-539-6300 or info@canetictrust.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward looking statements. Statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.

The use of any of the words “anticipate,” “continue,” “estimate,” “expect, “may,” “will,” “project,” “could,” “should,” “believe,” “intend,” “propose,” “budget” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in the forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements are not guarantees of future performance and should not be unduly relied upon. These statements speak only as of the date of this annual report.

In particular, this annual report contains forward-looking statements pertaining to the following: business strategies; production volumes and capacity, processing capacity; reserves volumes, operating and other costs, drilling plans; commodity prices; future cash distribution levels and taxability; payout ratios; capital spending including timing, allocation and amounts of capital expenditures and the sources of funding thereof; regulatory changes; hedging and other risk management programs; anticipated tax obligations; supply and demand for oil and natural gas; ability to raise capital; ability to add to reserves through acquisitions and development; treatment under governmental regulatory regimes; acquisition plans; the impact of acquisitions and the timing for achieving such impact; future tax treatment of income trusts such as the Trust; the benefits of the Trust’s size and the size of its inventory; and liquidity and financial capacity.

The forward-looking statements contained in this annual report are based on a number of expectations and assumptions that may prove to be incorrect. In addition to other assumptions identified in this annual report, assumptions have been made regarding, among other things: that the Trust will continue to conduct its operations in a manner consistent with past operations; the continuance of existing (and in certain circumstances, proposed) tax and royalty regimes; the general continuance of current industry conditions; the accuracy of the estimates of the Trust’s reserve volumes; the ability of Canetic to obtain equipment, services and supplies in a timely manner to carry out its activities; the ability of Canetic to market oil and natural gas successfully; the timely receipt of required regulatory approvals; the ability of Canetic to obtain financing on acceptable terms; currency, exchange and interest rates; future oil and gas prices and future cost assumptions. No assurance can be given that these factors, expectations and assumptions will prove to be correct.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this annual report: volatility in market prices for oil and natural gas; risks and liabilities inherent in oil and natural gas including operations, exploration, development, exploitation, production, marketing and transportation risks; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; inability to complete acquisitions on commercially acceptable terms; inability to raise necessary capital on commercially acceptable terms or at all; geological, technical, drilling and processing problems; risks and uncertainties involving geology of oil and gas deposits; unanticipated operating results or production declines; fluctuations in foreign exchange, currency or interest rates and stock market volatility; changes in laws and regulations, changes including but not limited to those pertaining to income tax, environmental and regulatory matters; failure to realize the anticipated benefits of acquisitions; health, safety and environmental risks; and the other factors described in Canetic’s public filings from time to time (including under “Risk Management” in Canetic’s Management’s Discussion & Analysis (MD&A) and under “Risk Factors” in its Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. They may also be obtained by contacting our Investor Relations at (403) 539-6300 or 1-877-539-6300. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this annual report are expressly qualified by this cautionary statement. Canetic undertakes no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

NON-GAAP MEASURES

This annual report refers to certain financial measures that are not determined in accordance with GAAP. These measures as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore they may not be comparable with calculations of similar measures for other companies or trusts.

Management uses funds flow from operations, which we define as net earnings plus non-cash items before deducting non-cash working capital and asset retirement costs incurred to analyze operating performance and leverage. Readers should refer to the “Funds Flow from Operations” section of the MD&A for a reconciliation of funds flow from operations.

We use the term net debt, which we define as long-term debt and working capital, to analyze liquidity and capital resources. Readers should refer to the “Liquidity and Capital Resources” section of the MD&A for a reconciliation of net debt.

We use the term payout ratio, which we define as cash distributions to unitholders divided by funds flow from operations, to analyze financial and operating performance. Readers should refer to the “Cash Distributions” section of the MD&A for the calculation of payout ratio.

Management believes that, in conjunction with results presented in accordance with GAAP, the ability of Canetic to equipment, services these measures assist in providing a more complete understanding of certain aspects of the Trust’s results of operations and financial that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indication of our performance.

BOEs

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

WHAT

MAKES US

DIFFERENT

IS STILL THE

SAME

WE HAVE A RELENTLESS COMMITMENT TO BE THE BEST AT WHAT WE DO

Welcome to Canetic Resources Trust.

Canetic was formed in January 2006 through the merger of Acclaim Energy Trust and StarPoint Energy Trust, creating one of North America’s largest oil and gas trusts. Today, Canetic boasts a balanced production portfolio, diversified asset base, deep inventory of development opportunities and robust operations.

While changing conditions in our industry create an environment that continually challenges us, it’s our proven ability to execute our strategy in the face of change that makes Canetic different.

Our goals and vision have always been to build a significant asset base and a team of people that can generate long-term value for our stakeholders. We have pursued our objectives aggressively over the past five years to great success. Today we have outstanding assets and a world-class team of people who are delivering on that value proposition.

We remain strategically focused on making the best decisions to create long-term value for our stakeholders.

HIGHLIGHTS

Canetic Financial Profile 2007

Units Outstanding (basic)	226 million
Current Unitholder Distributions (per unit)	CDN$0.19 per month
Market Capitalization*	$3.7 billion
Target Payout Ratio	60 to 70 percent
Enterprise Value*	$5.2 billion
Capital Expenditure Budget	$350 million

Canetic Operating Profile 2007

Reserves (proved plus probable)
Natural gas (bcf)	694.5
Crude oil and natural gas liquids (mmbbl)	159.9
Total reserves (mmboe)	275.6
Proved Producing (mmboe)	157.1
Total Proved (mmboe)	192.2
Ratio of Proved Producing/ Total Proved Reserves (%)	82
Reserve Life Index (proved plus probable)	9.7
Production Split
Oil and Liquids	53 percent
Natural Gas	47 percent
Operated Production	80 percent
Net Undeveloped Land	~1 million acres

*                 As calculated as at market close price on December 31, 2006.

(1)       Includes the financial and operating results of StarPoint Energy Trust from the date of the merger, January 5, 2006 and the property acquisition from the date of closing August 31, 2006.

(2)       The merger of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) has been accounted for as a purchase of StarPoint by Acclaim. Accordingly, the financial and operating results of StarPoint have been included from the date of acquisition, January 5, 2006. The comparative results for 2005 are those of Acclaim only. All disclosures of units and per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

(3)       Please refer to the Advisory section at the end of this report for definitions of Non-GAAP terms and frequently recurring terms and abbreviations. The payout ratio is based on cash distributions divided by funds flow from operations.

2006 Financial Highlights

($ millions except per unit amounts)

Gross revenue	1,407.8
Fund flow from operations (3)	750.1
Per unit – basic (2)	3.64
Per unit – diluted (2)	3.57
Net earnings	223.1
Per unit – basic (2)	1.08
Per unit – diluted (2)	1.06
Distributions	583.5
Per unit (2)	2.76
Payout ratio (%) (3)	78
Capital expenditures
Development expenditures	351.3
Net capital expenditures (net of StarPoint)	1,315.0
Total assets	5,831.0
Long-term debt	1,289.7
Net debt (excluding financial derivatives) (3)	1,318.3
Unitholders’ equity	3,506.9
Weighted average trust units outstanding (000s)	206,081
Trust units outstanding at year-end (000s)	225,796

2006 Operating Highlights

Production
Natural gas (mmcf/d)	186.3
Crude oil (bbl/d)	37,500
Natural gas liquids (bbl/d)	5,858
Barrel of oil equivalent (boe/d)@ 6:1	74,409
Average prices
Natural gas ($/mcf)	7.01
Natural gas ($/mcf) (including financial instruments)	7.62
Crude oil ($/bbl)	60.61
Crude oil ($/bbl) (including financial instruments)	56.97
Natural gas liquids ($/bbl)	47.84
Drilling activity (gross)
Gas wells	205
Oil wells	161
Standing/service	5
Dry and abandoned	7
Total gross wells	378
Total net wells	174.4
Success rate (%)	98
Finding and development costs (proved plus probable)
3 year average (including FDC)	$15.98
3 year average (excluding FDC)	$13.50
Finding, development and acquisition costs (proved plus probable)
3 year average (including FDC)	$19.04
3 year average (excluding FDC)	$16.59

ROYALTY TRUST PRIMER

WHAT IS A ROYALTY TRUST?

Canadian royalty trusts are oil and gas entities that are structured to enable them to pay out a large percentage of their cash flow to unitholders in the form of monthly distributions.

What is a payout ratio? Canetic defines a payout ratio as the total amount of distributions made to unitholders over a certain time period divided by the funds flow from operations over the same period. In 2006, Canetic averaged a 78 percent payout ratio. In general, over longer periods of time, Canetic manages distributions to acheive a target payout ratio of 60-70 percent. Payout ratios in the oil and gas trust sector averaged around 90 percent three years ago, and in 2006 the average payout ratio in our sector was approximately 79 percent. This trend signals a focus on sustainability through greater emphasis on internally generated development.

What is exploitation? We define the term exploitation as low-risk oil and natural gas development, both drilling of new wells and the servicing of existing wells. Exploration is generally higher risk drilling. In 2006, we were successful in 98 percent of the oil and natural gas wells we drilled. In total, we drilled 378 wells, resulting in improved production and increased reserves in the large oil and natural gas reservoirs we own. In 2007, Canetic intends to operate or participate in the drilling of approximately 300 to 350 wells. We also service existing wells to enhance productivity, which contributes to good economic returns through sustained or enhanced production.

What is reserve life index (“RLI”)? RLI is defined as the amount of time that it would take to “produce out” the reserves that are held at a certain point in time at current production rates, and assuming that no further development takes place. Canetic is in the mid range of our peers with reserve life index (on a proved plus probable basis) of approximately 9.7 years. Canadian oil and gas trusts are essentially actively managed oil and gas companies that seek to replace a high percentage of the reserves through exploitation. All conventional oil and natural gas properties naturally decline as they are produced. New technologies to improve reserve recovery are constantly being developed, which can also serve to increase the overall reserve life index.

How are trust distributions taxed? An oil and gas trust is a flow-through entity for tax purposes. In a Canadian oil and gas trust, excess operating cash flows through the trust in the form of monthly distributions. The portion of such distributions that represents income of the trust is taxed as income in the hands of the unitholder. This differs from a corporation where tax is payable by the corporation on its taxable income and also by its shareholders on the dividends they receive from the corporation.

Tax obligations specific to U.S. Unitholders Canetic’s monthly distributions are subject to a non-resident withholding tax of 15 percent to U.S. residents. This withholding generally is made prior to the distribution being received by the unitholder. For U.S. tax purposes, the Trust is treated as a corporation, and distributions are subject to the reduced dividend rate.

Pending legislation On October 31, 2006, the Minister of Finance announced a proposed distribution tax on certain amounts distributed by “specified investment flow-through” (“SIFT”) trusts or partnerships such as royalty trusts. Under the proposed rules, distributions paid or payable to unitholders would no longer be deductible at the trust level and income within the SIFT would be subject to a new tax rate of 31.5 percent. The new tax is deferred until 2011 for SIFTs that were publicly traded as of October 31, 2006 such as Canetic.

It is premature to determine what Canetic’s course of action will be as 2011 approaches. Until the legislation is enacted, the rules fully understood and all options assessed, we are not in a position to commit to any strategic changes to Canetic’s business. In the short term, we are focused on our business and executing our capital program.

WE REMAIN

STEADFAST

IN OUR

CORE

VALUES

[GRAPHIC]

STRATEGIC VISION

A successful strategic direction is one that considers our opportunities and our challenges and sets a course that optimizes our performance.

PERFORMANCE

At Canetic, performance means a relentless commitment to be the best in everything that we do.

ACCESSIBILITY

Being approachable, easy to do business with and honest translates into great opportunities.

THE SEEDS

OF OUR SUCCESS

WE SEEK TO EXCEL IN THREE KEY AREAS: PERFORMANCE, ACCESSIBILITY AND STRATEGIC VISION

We believe that by doing these three things well, Canetic will continue to be well-positioned to capitalize on opportunities and create long-term value for our unitholders.

At Canetic we strive to be the best and we want to do it our way. We know that our industry faces significant challenges, some of which – such as the price of commodities – are not in our control. So we focus on those things we can control and on three key principles that we feel are critical factors to our success. The first principle, performance, encompasses key indicators of a company’s success. At Canetic, performance is measured by the growth and diversification of our asset base, our ability to effectively add value to those assets and our ability to deliver reliable, consistent results and unitholder returns. Our management team and our employees are “results oriented” and strive for success in all aspects of our business.

To achieve success in today’s market it is important to provide ongoing and definitive communication and to be open, approachable and honest. At Canetic, we remain committed to continuous communication with our stakeholders and to providing access to people and information on a timely basis. Our ability to communicate with clarity and consistency has allowed Canetic access to great opportunities and enabled us to manage our business efficiently and effectively in an environment where all stakeholders are valued and able to contribute towards Canetic’s success.

Having a vision for the future and maintaining focus on the achievement of goals is critical. At Canetic we understand that our industry is constantly changing and our ability to understand the changes, react and execute our strategy provide us with a strategic advantage and lead to our continued success. In the past we have proven our ability to execute transactions and exploit our opportunities to grow Canetic in a manageable and sensible way. Our vision has not changed; we continue to seek ways to grow our business in a sustainable manner and to create long-term value for our unitholders.

[Graphic]

2006 ACQUISITION

Canetic Resources Trust closes the acquisition of assets in Northeastern B.C. and Central Alberta from Samson Canada Ltd. in August.

2006 NYSE LISTING

Canetic Resources Trust lists on the NYSE on February 15.

2006 CANETIC

RESOURCES TRUST

Acclaim Energy Trust and StarPoint Energy Trust merge to form Canetic Resources Trust in January.

2005 EXPLOITATION AND DEVELOPMENT

Acclaim increasingly turns focus towards exploitation of asset base, achieving top quartile finding and development costs.

2004 ACQUISITION

Acclaim closes the ChevronTexaco properties acquisition in June.

2003 ACQUISITIONS

Acclaim completes four major acquisitions, including the Elk Point Resources Inc. corporate acquisition in January, Petro-Canada properties acquisition in June, the natural gas properties acquisition in August and the Exodus Energy Ltd. corporate acquisition in December.

2002 MERGER

Acclaim merges with Ketch Energy Ltd. in October.

2001 ACCLAIM ENERGY TRUST

Danoil Energy Ltd. & Western Facilities Fund merge to form Acclaim Energy Trust in April.

WE WILL

CONTINUE

TO ADVANCE

ON OUR PATH

CANETIC’S

PATH TO

SUCCESS

WITH EACH STEP, WE CONTINUE TO CREATE LONG-TERM VALUE

To be successful, an oil and gas company must demonstrate a keen ability to both find and acquire high-quality oil and gas reserves and apply technical expertise and technology to extract maximum value from the resource over time. Canetic’s strong performance in both these areas will keep it well ahead on the path to success.

To understand the values and the vision that make Canetic different and anchor our relentless commitment to be the best, one need only look at the incredible growth and success of the Trust over our brief five-year history. It is Canetic’s core values, strategic vision and approach to business that have driven our growth and success in the past and differentiated the Trust and its predecessor, Acclaim Energy Trust, from our competitors. Despite the challenging environment facing trusts today, Canetic’s unchanging values, vision and approach to business and relentless commitment to our unitholders will continue to differentiate the Trust and drive continued growth and success in the future.

Focused on strategic growth and improving the quality of the asset base, Acclaim demonstrated our innovation and our ability to structure successful transactions by completing a number of significant corporate and property acquisitions between 2002 and 2004. These transactions added significant production and reserves while also improving the overall quality and value of the underlying asset base throughout the Western Canadian Sedimentary Basin, ultimately laying the foundation for Canetic’s continued growth and success in 2006 and beyond.

Acclaim began life as a trust in April of 2001 with less than 6,000 boe per day of production and a limited opportunity base for growth. In October 2002, Acclaim engineered a merger with Ketch Energy Ltd., increasing the production base to over 14,500 boe per day and boosting reserves to 49.6 million boe on a proved plus probable basis.

By the end of 2003, Acclaim had over 26,500 boe per day of production and 85 million boe of proved plus probable reserves in place following completion of four major acquisitions during the year.

In 2004, Acclaim continued to demonstrate its innovation and ability to successfully complete and integrate large strategic acquisitions when we structured a unique partnership with a competitor trust to facilitate the purchase of ChevronTexaco’s Canadian assets. These legacy assets increased Acclaim’s production to over 41,500 boe per day and increased our reserve base to over 100 million boe on a proved plus probable basis. The deal was one of the largest undertaken by any participant in the sector at the time of the transaction and further punctuated our relentless drive to improve and diversify the Trust’s asset base, adding several core properties to our portfolio and significantly expanding our inventory of exploitation and development opportunities.

Having completed several significant transactions over the previous three years, we turned our focus in 2005 to the exploitation and development of the considerable asset base we had assembled. The team’s technical expertise and dedication was highlighted by our ability to post top quartile finding and development costs and the successful replacement of over 125 percent of production through targeted drilling and optimization activities. Following on this success, we announced the merger with StarPoint Energy Trust in late 2005 and on January 5, 2006 Canetic was formed. With the announcement of this merger, Acclaim’s management team and

On February 15, 2006, Canetic

listed on the New York Stock Exchange.

[GRAPHIC]

board of directors created one of North America’s largest conventional oil and gas trusts with an enterprise value of more than $5 billion dollars. The new Trust would boast a significant production base supported by high-quality, diversified assets, significant undeveloped acreage and a considerable inventory of exploitation and development opportunities. Following completion of the merger, Canetic was well-positioned and ready to expand our market reach and access to capital by listing on the New York Stock Exchange on February 15, 2006, under the ticker CNE.

Having completed the merger with StarPoint, we stayed true to our strategic vision when we sought and acquired most of Samson Canada Ltd.’s Canadian assets in August 2006. The acquisition contributed core assets to the portfolio in key areas viewed as having significant potential to outperform and provide long-term value creation opportunities. These assets were predominantly natural gas weighted and served to further balance our production mix while adding high-quality reserves, significant exploitation and development opportunities, and a large undeveloped land base to Canetic’s asset portfolio. Following the Samson acquisition Canetic exited 2006 with over 82,000 boe per day of production and 276 million boe of proved plus probable reserves in place.

Having completed over $4 billion in acquisitions since our inception, Canetic has accumulated an extensive inventory of development opportunities and approximately one million net undeveloped acres. Going forward, we will continue to focus on the development and exploitation of our significant opportunity base and position the Trust for opportunities that may result from the changing environment for income trusts in Canada.

On October 31, 2006, Canada’s Minister of Finance announced the Canadian Governments “Tax Fairness Plan,” which outlined its intentions to implement entity level taxation, effective January 1, 2011, that will negatively impact most publicly traded Canadian income and royalty trusts, including Canetic. The Minister’s announcement had a profoundly negative impact on the market capitalization of publicly traded Canadian income and royalty trusts in the ensuing days following announcement of the proposal. Uncertainty in respect to final legislation and its ultimate implementation continues to have a negative impact on the sector’s cost of capital and access to capital markets.

Despite this continued uncertainty, Canetic is well-positioned in this environment given our size, diversified asset base and wealth of expertise to capitalize on the opportunities to provide long-term value to our unitholders.

WE WILL

MAKE THE BEST

LONG-TERM

DECISIONS

[GRAPHIC]

STRATEGIC VISION

To succeed you must have a vision, understand how the environment is changing and adapt. Well-planned and executed transactions and the effective exploitation of our assets have provided a solid foundation for Canetic. We believe we are well-positioned for the long-term and that the creative execution of our strategy will translate into long-term value.

WE HAVE ALL THE

COMPONENTS FOR

ONGOING SUCCESS

[GRAPHIC]

THE CANETIC WAY

At Canetic we want to be the best and we want to do it our way.

LONG-TERM FOCUS

We will continue to seek ways to grow our business in a sustainable manner and create long-term value for our unitholders.

PEOPLE

We value our employees and have instilled a culture that emphasizes engagement, teamwork and strong relationships between the talented members of our team.

ASSETS

We have assembled a diversified asset base with high-quality reserves and significant development and exploitation opportunities.

PRESIDENT’S

MESSAGE TO

UNITHOLDERS

2006 WAS THE FIRST FULL YEAR OF OPERATIONS FOR CANETIC RESOURCES TRUST. IT WAS A DYNAMIC ONE.

[GRAPHIC]

J. Paul Charron

President and CEO

2006 was the first full year of operations for Canetic Resources Trust, following the merger of Acclaim Energy Trust with StarPoint Energy Trust in early January. It was a dynamic year for Canetic, and for the entire trust sector, highlighted by Canetic’s continued growth through the acquisition of assets from Samson Canada Ltd.; an expanded investment reach with the listing of Canetic units on the New York Stock Exchange; and the completion of a significant $351 million exploitation and development capital program, the largest ever undertaken by Canetic. The year was also punctuated with the October 31 announcement by Canadian Finance Minister Jim Flaherty proposing the introduction of a new tax on income trust distributions.

In the face of these changes, President and Chief Executive Officer Paul Charron and the management of Canetic spent some time discussing how Canetic would adapt to this emerging new environment remaining committed to executing their vision for Canetic. Their discussions covered a review of the Trust’s core values, the depth and diversity of the asset base the Trust has assembled and the strengths of the team charged with optimizing and exploiting those assets, as well as the importance of a balance of acquisitions and internal development to support the long term sustainability of the Trust.

On the following pages are the transcripts from our discussion with Paul Charron and a subsequent round table discussion with management on Canetic’s operations.

Ultimately, it is our people and
the environment in which they
work that will drive our success.

Canetic today ranks as one of Canada’s largest royalty trusts and among the largest independent oil and gas producers. Is this a different company from the one that resulted from the merger of Acclaim and Ketch Energy Ltd. in late 2002?

When you get to be this size, you are a different company. But many of the strategies and principles I started with when we formed Acclaim and Ketch remain true today. A couple of years ago I brought our leadership team together to talk about our strategy going forward. We had completed four major transactions at that point and there were a lot of new people on board. What we agreed was that we needed to pursue a strategy of growth through both acquisition and operational focus to provide long-term sustainability for our business. We also discussed at length the creation of a culture at Canetic that will provide the best opportunities for success. From that discussion came the question, “What is the message we want to take back to the rest of our staff?” The conclusion was that we want to be the best and we want to do it our way. We knew we needed to define what that meant, so we developed a set of core values that define what it means to be the best for our unitholders, for our employees and for other stakeholders. We instill these values in our employees and our board to create a culture where it is clearly understood what it means to do it our way: the Canetic Way.

We have defined what it means to be the best for unitholders in terms of returns, reliability, and consistency; and in terms of our integrity as an organization. From an employee perspective, we know that we have to value our staff and develop a culture that emphasizes teamwork and relationships that make us more effective in running our business. I believe strongly that people perform at their best in an environment that is free of politics and hidden agendas, where they can focus completely on the right things, for their job and for the company. In that kind of environment, decisions can be made very quickly because everyone is on the same page and driving towards a common goal. This may sound unusual, but it’s not only our assets, it’s also our people and the environment in which they work that will ultimately drive our success.

We also work hard to ensure we have developed a reputation as a company that is fair and good to do business with; a company that values and acts with integrity. This kind of reputation helps your business be more effective and ultimately more successful.

So, while our assets are very different today and offer considerably more opportunities for exploitation, our core values have remained the same from the beginning. Although we are a big company today, I believe we have remained nimble and continue to take an innovative and entrepreneurial approach to our business.

[GRAPHIC]

In a short period of time, we have created a Trust that is well-positioned to achieve long-term value for unitholders.

What are the issues facing a company of your size in the marketplace today?

Many of our challenges are the same as those facing all energy companies. Retention of a skilled and energetic workforce has been a significant issue for the past number of years. I think we have done a good job at keeping our key staff, particularly given the amount of change we have experienced. Our turnover at the senior management level has been very minimal. We have worked very hard to build a culture that attracts and keeps people and it seems to be working for us.

Acquisition costs and the cost of doing business have increased considerably over the past three years, a trend that was influenced primarily by rising commodity prices and high activity levels. However, the capital markets were also very accessible through that period, making it possible for companies to raise the capital to purchase assets and fund their capital programs. I believe that trend is changing, with the softening of commodity prices and the announcement by Canada’s Finance Minister. These changes should have an impact on transaction prices and provide the industry some cost relief going forward. It may also prove more difficult to raise capital until we see more certainty around the proposed legislation and gain further confidence on the direction of commodity prices over the coming months.

I worry more about government intervention today than I have in the past and decisions being taken without proper consultation. Minister Flaherty’s announced changes to the income trust tax structure is only one example of that. As an industry, we need to continue to work with all levels of government to find solutions to issues such as greenhouse gas emissions, royalty regimes and other issues that impact all stakeholders. However we also need all levels of government to embrace the principle of effective consultation to ensure that the potential implications of their decisions are well understood

What I don’t worry about is our ability to continue to manage in these uncertain times. Given our size, the assets we have accumulated and our people, we are well-positioned for the long term.

Canetic has grown through a series of very successful acquisitions. Does this signal a change in that strategy?

Yes and no. Our strategy was to build a significant asset base because I believed there was an advantage to size, and I still do. When we put Acclaim and Ketch together back in 2002, I felt the trust sector was going to grow dramatically. To be a top performer, we would have to expand and improve our asset base and the best way to do that on a significant scale is through acquisitions. Over the past five years we have completed seven major transactions, including our merger with StarPoint, totalling more than $4 billion. Through these transactions, we have increased both production and reserves over 450 percent. We also created additional value through the exploitation and development programs undertaken on these acquired assets subsequent to their purchase. We were aggressive, but we were also selective in our approach, and the result is that today we have an asset base with outstanding potential for continued reserve and production growth.

Canetic is in a very good position,
with excellent assets and a lot of opportunity.

[GRAPHIC]

At various times through our acquisition program people would ask me “How big is too big?” My belief has always been that your optimal size will be dictated by the type of assets you have and the resources you have to manage them. I felt I would know when this balance between assets and resources had reached the optimum level. I think we have reached that point within the context of the current environment. We have successfully assembled the high quality asset base we set out to assemble in 2002; we definitely feel there is no requirement to complete another major transaction of conventional oil and gas assets in the near future. And so, our strategy today has shifted towards a more operational and exploitation focus. However, we will continue to monitor both asset and corporate acquisition opportunities which may arise as a result of the changing environment for trusts in Canada, including potential consolidation opportunities within the sector, unconventional opportunities, or expansion opportunities outside of Canada, particularly in the U.S. In the meantime, Canetic will continue to focus on the development and exploitation of its significant resource base.

We have assembled an excellent team of people who know how to exploit assets. In fact, it’s amusing to me that people point only to our acquisition track record; over the past three years our drilling programs have added nearly 46 million barrels of oil equivalent on a proved plus probable basis at an average finding and development cost of $13.50 per boe. In 2005, we spent $180 million to replace 125 percent of our production using only 50 percent of our cash flow and added proved plus probable reserves at a finding and development cost of less than $10 per boe. Operationally, that is top decile performance. In 2006, we spent a further $351 million on exploitation and development expenditures, adding over 20 million barrels of oil equivalent at a finding and development cost of $16.93 per boe on a proved plus probable basis, and replaced 76 percent of our production, spending only 47 percent of our cash flow. I have always believed that you need to be able to acquire, exploit and manage assets to be successful in this business. We have demonstrated our acquisition skills time and again and are beginning to establish a track record of exploitation. Given the asset base and people we have assembled at Canetic, I am confident that we will continue to demonstrate that we can exploit our assets and efficiently manage our business.

What are your expectations for oil and gas prices in the coming year?

We expect 2007 to be another year of volatile prices. We believe that long-term fundamentals are positive for both oil and gas prices but in the short-term, supply and demand fundamentals could be out of sync. The last couple of winters have been warmer than normal, resulting in lower demand for natural gas and higher than normal inventory levels. This has put pressure on natural gas prices, which has resulted in reduced drilling activity for shallow gas and ultimately is reducing the industry’s level of natural gas deliverability. On the other hand, the late cold spell in the midwest and northeast United States has eroded much of the current inventory overhang and should help stabilize natural gas prices in the short term and give us higher prices going into next winter.

Regarding crude oil prices, 2006 was a wild year with WTI prices as high as US$77.03 in July and as low as US$55.81 in November. While inventory levels were at relatively high levels for most of the year, strong economic growth globally resulted in increasing crude oil demand. We also had the Israeli-Hezbollah conflict, Iran’s nuclear aspirations and ongoing sectarian violence in Iraq which

Canetic today has the size, the diversified asset base and the expertise to capitalize on opportunities to provide long-term value to our unitholders.

caused prices to spike during the year. Prices then began to decline with the end of the Israeli-Hezbollah conflict combined with a slowing U.S. economy and alleviated concerns about a warm winter. We believe that the current sell-off in crude markets is overdone and does not accurately reflect how narrow the global cushion of supply is, so we continue to expect prices will increase through the year from current levels.

How hard is it for you to look forward and predict the future for Canetic and its unitholders?

Mr. Flaherty’s announcement injected uncertainty into the outlook for trust unitholders in terms of the taxation of their distributions and, therefore, the future viability of the model. While many questions about the terms of the proposed legislation and its implementation remain, we continue to work to convince Mr. Flaherty and others that oil and gas royalty trusts are an integral part of the energy industry in Canada and that the model is necessary for ongoing economic development of the Western Canadian Sedimentary Basin. Mr. Flaherty seems steadfast in his view that no changes will be made to what has been proposed and so I expect we are in for a prolonged battle over the next four years prior to the deadline for implementation.

We have initiated a review of our business and potential alternatives available to us in context of the current Canadian Government proposals, however, it is premature at this time to determine what our course of action will be as 2011 approaches. Until the legislation is enacted allowing us to fully understand the rules and assess all options, we are not in a position to commit to any strategic changes. In the short-term, we believe we are in a strong competitive position and are not compelled to make any significant changes with respect to our strategic direction, preferring to remain focused on our business and executing on our planned capital program.

As one of the largest conventional oil and gas trusts in North America, we are well positioned to create long-term value for our unitholders. We believe that our current size provides us with sufficient room to grow within the safe harbour guidance announced by the Canadian Government and will improve our competitive position with respect to large acquisitions, consolidation and our ability to expand outside of western Canada, as well as allowing us to undertake or participate in longer term more capital intensive projects. We have successfully built an asset base that is rich with opportunity, our focus moving forward is to manage through the current uncertainty and deliver on our promise to create long-term value for our unitholders.

2006 was a big year for Canetic. From today’s perspective, our growth strategy was very sound and I am happy that we completed all the transactions over the past five years. We have truly built a solid foundation and we believe that we are in a very good position for the long term with the assets and people we have assembled at Canetic. I believe we are positioned to deliver results on both a short term and long term basis. I am excited about our future and look forward to providing our unitholders consistent, reliable results for years to come.

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SHORT TERM – CONVENTIONAL OIL & GAS DEVELOPMENT

Canetic expects its considerable inventory of conventional oil and gas development opportunities will remain the engine for growth and fuel the Trust’s development activity for years to come.

MEDIUM TERM – UNCONVENTIONAL AND RESOURCE DEVELOPMENT

Canetic expects to add substantial reserves through exploitation of its significant shallow gas and coalbed methane resources, while also seeking to refine existing waterflood schemes to improve recovery.

LONG TERM – ENHANCED RECOVERY & CO2

Canetic will seek to improve ultimate recovery and mitigate declines through implementation of enhanced secondary or tertiary recovery schemes and the potential utilization of CO2.

WE WILL

CONTINUE TO

DEVELOP OUR

ASSET BASE

REVIEW OF

OPERATIONS

OUR PERFORMANCE REFLECTS AN ONGOING COMMITMENT TO CONSISTENT RESULTS

Successful execution of a $351 million capital program enabled the Trust to maintain its production base, averaging 74,409 boe per day throughout the year and adding 20.8 million boe of proved plus probable reserves.

MANAGEMENT ROUND TABLE

2006 for Canetic was characterized by enormous growth in assets as a result of two major acquisitions. The StarPoint transaction essentially doubled the Trust’s production base and significantly expanded the land inventory. This transaction was followed by the acquisition of assets from Samson Canada Ltd. which added land, production and reserves in key areas within Canetic’s asset base. In spite of the magnitude of this growth, Canetic’s management was able to expand operating systems and successfully integrate the assets and people. In early 2007, the management team sat down to discuss the year, its challenges and plans to capitalize on the opportunities that had been created.

Canetic essentially doubled its production with the 2006 StarPoint acquisition. Has this acquisition delivered the results expected?

One of Canetic’s strategic objectives from the outset has been to build a diversified and sizable asset base and this acquisition met many of our key criteria: it was a large transaction with significant assets in areas where we wanted to increase our presence. We had a strong desire to expand into southeast Saskatchewan and southeast Alberta, and we felt this was an ideal way to do that. The StarPoint assets positioned us as a dominant operator in southeast Saskatchewan and in many ways improved the quality of our asset base. The properties consisted primarily of large oil pools, and offered considerable upside potential, both in terms of geology and reservoir engineering. While the Acclaim properties tended to be gas or medium to heavy oil, the StarPoint properties were mainly light and medium oil. The infrastructure, control and overall pedigree of the properties was simply outstanding. Our expectations for the StarPoint assets were high, and although we have only had access to these assets for a year, we have already begun to see evidence that our expectations were deserved.

One of the real strengths of Canetic is our ability to integrate people and assets. Our approach to integration has been developed over several years and over many transactions and we believe we have established an effective template for smoothly integrating people, systems and properties. Our experience tells us that there is an increase in knowledge that follows any acquisition and that acquired properties often tend to have the greatest impact two or three years following their integration. We’re also finding that many of our more complex assets hold some of the greatest opportunity for us. The Pouce Coupe area we acquired from Elk Point, for example, has been an unbelievable engine of growth. We acquired the area in 2003, but it is only now, after about three years, that the area is bearing its greatest fruit.

Looking ahead to 2007, we’re very excited. We’ve been coming up to speed on the StarPoint assets for over a year, we’ve built up an extensive drilling inventory, and now we’re starting to extract some long-term value from the assets. 2007 will be the year that we really start to enjoy the benefits of our work.

Rick Tiede

Chief Operating Officer

[GRAPHIC]

Canetic followed the StarPoint merger with the Samson acquisition. What did these assets bring to the portfolio?

The properties at Hoadley, in central Alberta, which sit adjacent to our very successful Willisden Green property and those in northeast B.C. where we have been working to increase our presence, were the drivers of this acquisition. Our view is that British Columbia is much like Alberta 15 years ago; it is very opportunity rich. Our B.C. land base today is larger and more diverse in terms of opportunities and we now operate most of the activity, which we prefer. We have assembled a B.C. team, and they are developing a program now. Development activity is expected to begin in late 2007 and we expect these lands will provide exploitation opportunities for years to come.

Canetic also undertook the largest exploitation and development program in its history in 2006, spending $351 million, with a similar expenditure planned for 2007. What did you learn from 2006 that will impact this activity in 2007?

One of the things we’ve come to understand in the last year is that, as an organization grows, it needs to develop different skill sets. We realized that we couldn’t run an 80,000 boe per day company the way we ran a 40,000 boe per day company. So, as we moved past integration and started to focus on longer term goals, we realized that we needed to break the company down into more manageable pieces. As a result, we have created eight business units that essentially function as independent entities under the broader Canetic umbrella.

These new business units are built around specific geographic areas, but we see them as more than that. We see them as a way of integrating geotechnical skills with commercial skills, so instead of just focusing on how to find the product, we can also have collective decisions by a team of people about how to produce or how to optimize the asset. The teams are still in the early stages, have only scratched the surface and will take time to develop their full potential so we believe that there are further benefits to come from the restructuring. We’re convinced that we have the right people, and the right teams, and that the restructuring will begin to bring us the anticipated results as we move forward in 2007.

Has the strategy changed with the new and expanded asset base?

With the growth of our asset base we have begun a transition in the focus of our development from a program that targets the maintenance of production rate to a program that places growing emphasis on increasing the ultimate value of our assets over the long-term. A developing strength of this company, often overlooked, is our ability to optimize and exploit our assets. Let’s face it, for the last three years, acquisitions have been the big news and have overshadowed our operating performance. Nonetheless, our programs have performed very well allowing us to replace production and most of our reserves over the past three years through drilling and optimization while spending less than 50 percent of our cash flow as we continued to build our asset base.

Reserve Growth (Proved + Probable)

Growth since 2002: 456%

(mmboe)

[CHART]

Production Growth (Exit Rate)

Growth since 2002: 466%

(mmboe)

[CHART]

We believe that our asset base offers significant untapped potential and coming out of the restructuring we now have the teams, expertise and structure in place to optimize that potential. Given our size, we think that we are also well positioned to spread risk across a much broader portfolio of opportunity and pursue deeper, higher reward prospects without exposing our unitholders to significant risk. Going forward, the depth and diversity of our asset base will allow us to concentrate on a significant and growing inventory of conventional oil and natural gas opportunities. At the same time, we are looking at ways to mitigate overall declines through implementation or refinement of reservoir management and enhanced recovery strategies on our large oil in place pools and are positioning for the development and exploitation of our significant inventory of longer term resource plays.

What is Canetic doing to ensure it has the right people to execute its program?

We believe that salaries and benefits are important, but in the end, what you really need to do is to get people engaged. We feel that people will do their best work if they want to be here. This idea is fundamental to our culture. Look at the successful integrations we’ve gone through in the past three years. They were monumental undertakings, and we wouldn’t have succeeded with them if we didn’t have people who were committed to making them happen.

Basically, we try to give a person a place to work where they are respected, where there are no games being played. This seems to be working for us. Not only do people want to work in this environment, but ideally, they attract other like-minded people to the team as well. Our turnover in the field is almost non-existent and our retention at the senior management level has been excellent, especially in light of the competitive labour market in Alberta.

Momentum is building at Canetic

around organic growth, and momentum,

once developed, becomes a mindset.

It becomes a way of life.

[GRAPHIC]

Brian Keller

Vice President, Exploitation

What are some of the challenges and opportunities facing Canetic in the coming year?

We see a number of opportunities for us to become more efficient at what we do. For the past three years we’ve been active building and integrating our assets, and haven’t focused as much on operations and costs as we will moving forward. Organizations that have been successful over the long term tend to have been efficient capital spenders and low-cost producers. That’s where we are going next.

Finding new and better ways to attract and retain top-notch people is always a key concern for us. There is no way we could have successfully completed the acquisitions of the past three years without the exceptional team we have in place. We are confident that as we continue to grow, we can successfully assemble the necessary people and skills and align our teams to remain a tremendously powerful force.

Unforeseen change is always a challenge in any organization, but we believe often such change brings with it new opportunities. For instance, while we have felt the negative impact of lagging commodity prices and a potential change in tax legislation during the past year, we expect these changes may lead to a reduction in the cost of doing business and acquiring properties while also providing interesting consolidation opportunities for us to consider.

Many qualities make us different and set Canetic apart from the rest. We’ve dramatically improved and expanded our asset base over the past couple of years, and we have assembled a talented, increasingly engaged and integrated team of employees. We believe that these unique qualities equip us with precisely the right ingredients to survive and thrive, despite the changing landscape. Momentum is building at Canetic around organic growth, and momentum, once you develop it, becomes a mindset. It becomes a way of life.

OVERVIEW OF

PROPERTIES

[GRAPHIC]

NORTHERN

Primarily gas weighted multi-zone targets, characterized by large original gas in place reservoirs in combination with smaller, higher impact gas pools.

NORTH CENTRAL

Legacy asset characterized by light gravity crude in large oil in place reservoir with abundant optimization, enhanced recovery and infill opportunities.

SOUTH CENTRAL

A combination of Mannville CBM and predominantly underexploited uphole oil and gas accumulations accessible through a large inventory of existing wellbores.

BORDER PLAINS

Heavy to medium gravity crude in various stages of development. New pool and enhanced pool recovery opportunities are a staple for our growth.

DRAYTON

Legacy assets characterized by large gas and oil in place reservoirs. Balanced to oil and gas with additional upside in deeper gas targets.

ROCKY

Primarily gas weighted and characterized by a combination of large gas in place reservoirs, smaller higher impact pools and shallow gas potential. Significant long-life oil production balances out this business unit.

SOUTHERN

Characterized by a combination of light to medium gravity crude oil in multiple, segregated pools currently under varying phases of recovery. Additional shallow gas production with significant growth potential.

WILLISTON BASIN

Legacy assets characterized by long-life, large oil in place reservoirs in various stages of recovery.

[GRAPHIC]

ALDERSON Canetic continues to actively develop and optimize production of its many medium to light oil pools in the Countess and Alderson areas of Southern Alberta. Production is from valley filled sands of the Sunburst formation. 27 to 31 degree API reservoirs are in various stages of development. Initial phases consist of infill drilling with following phases comprising a combination of infill drills and conversions of producing wells to water injectors. These pools are currently being simulated for further optimization. Canetic is confident that through optimizing existing floods that additional pool recoveries can be substantial.

[GRAPHIC]

QUEENSDALE In 2006, Canetic had an active program drilling Alida and Kisbey infill wells and pool extension wells in the Greater Queensdale area of the Williston Basin in Southeast Saskatchewan. Some of the best results of the 2006 drilling program were achieved in this area. Canetic’s 2007 capital plans include a $9 million program drilling seven locations with numerous potential follow-up locations.

OPERATIONS REVIEW

Canetic has a sizeable inventory of conventional oil and natural gas development opportunities which we believe will remain the engine for growth and fuel our development activity over the coming years. The development of these opportunities should continue to allow us to achieve very competitive finding and development costs, while also providing strong economic returns. Over the longer term, we are positioning to prosper from the significant and growing inventory of unconventional, resource and enhanced recovery opportunities in our portfolio.

CONVENTIONAL OIL

In 2006, Canetic spent 62 percent of our operated capital on conventional oil and large oil in place pools. Primary areas of activity included the newly acquired StarPoint assets in the Williston Basin and the Countess-Alderson assets in southern Alberta. We were also active in the former Acclaim- Acheson field near Edmonton. While these pools are in various stages of maturity, we continue to identify opportunities to add reserves and increase production through pressure support, infill drilling, pool extensions and downspacing.

In southern Alberta, we initiated a 14-well program in four Sunburst pools in the Countess and Alderson East area where we are also converting some producing wells into water injection wells to increase pressure to the pools and improve recovery factors. We plan to initiate further infill drilling activity once initial flood response is verified and further modelling is completed.

The Acheson field in Central Alberta was also an important area of activity for Canetic in 2006. As anticipated, the D3a pool at Acheson entered its final gas blow down stage in late 2005, but proceeded to deplete more rapidly than expected. As a result, production dropped by nearly 6,000 boe per day over a short period of time. In response to this setback, an aggressive multi-year uphole recompletion and drilling program was initiated with good success and we had backfilled the majority of lost production by the end of the year.

[GRAPHIC]

Mark Fitzgerald

Vice President, Operations

We also continued to emphasize the optimization of existing producing assets and the completion of new zones in existing well bores. The key focus of this program in 2006 was the identification of opportunities that added new production as well as new reserves.

Given the diversity of our conventional oil pools, the strategy for growth and development of the assets is quite dynamic. Over the near term, we expect to drill 60 to 70 wells per year in our conventional oil inventory, targeting opportunities for pool extensions and infill drilling to further enhance our production base. This program is also expected to lead to follow-up or contingent opportunities that will further expand the inventory associated with our existing assets. Over the coming years, our focus will shift towards opportunities for improved pressure maintenance and flood sweep efficiencies. We will also be working toward the identification of opportunities for refinement or implementation of enhanced recovery techniques to increase production and recovery from our larger resource pools. These initiatives are expected to aid in the mitigation of natural declines by lowering overall base decline rates, while also contributing positively to our reserve life index and the ultimate recovery of resources from our large oil and natural gas reservoirs.

A team of reservoir specialists was formed in 2006 to examine our larger resource pools and identify opportunities for the potential implementation or further refinement of enhanced recovery schemes. Several pools have been identified and are being considered for conventional waterflood or other secondary or tertiary enhanced recovery schemes as well as potential injection of CO2. These pools include the following:

•                  At Tatagwa in Saskatchewan, mapping and initial simulation work is currently underway for implementation of a pilot by year-end 2007 to provide additional pressure support for existing producing wells. Plans include drilling additional infill wells to capture unswept areas of the reservoir once pressure levels have been re-established.

•                  Initial petrophysical work has been completed for expansion of another pilot in Saskatchewan at Bryant. Preliminary plans include converting existing producing wells to water injection wells and the potential to drill up to 15 horizontal wells to fully develop the pool.

[GRAPHIC]

WILLESDEN GREEN Canetic had another successful drilling program in 2006 with 12 operated wells targeting multi-zone horizons. Robust production tests were seen in Edmonton, Belly River and Rock Creek/Nordegg formations. Due to capacity issues in the area, Canetic curtailed the remainder of its gas program and commenced building its own facility. With a 20 mmcf per day facility due to be on stream late in the first quarter of 2007, Canetic has increased its activity in the area with a robust eight-well program in the first quarter of 2007. Additional locations will be drilled in second half of the year.

[GRAPHIC]

POUCE COUPE Canetic enjoyed its third successful drilling season in the Pouce Coupe region of the Peace River Arch in Northwest Alberta, drilling seven wells targeting multi-zone horizons. Highlights include prolific tests from Halfway and Doig formations. In 2007, Canetic has identified several drilling opportunities targeting the Montney, Doig and Halfway formations.

Additional reservoirs are being modelled for simulation to identify further enhanced recovery, flood efficiency and infill drilling opportunities. We believe that many of the opportunities currently being identified have potential to significantly increase the current recovery factors attributed to some of our large oil reservoirs.

Canetic has an interest in a CO2 recovery project at Midale, Saskatchewan which is providing valuable experience that may be applied to other operated pools in the coming years as additional sources of CO2 become available. We are evaluating and ranking our large oil pools for potential CO2 injection.

CONVENTIONAL GAS

Canetic’s portfolio of properties includes a number of large, high-quality, long-life natural gas reservoirs with considerable conventional gas development potential. Over the near term, we expect to drill 20- to 30-wells per year in the conventional natural gas program and continue to expand our existing inventory through identification of further opportunities on existing and acquired lands.

Recent development activities have been focused on conventional opportunities offering high production rates and have resulted in significant discoveries and reserve additions in the Peace River Arch and west central Alberta. Significant success has also been achieved in our Acheson area on the natural gas front from the large multi-year uphole recompletion program that was initiated to backfill lost production associated with the Acheson D3a pool.

Start-up of Canetic’s 20 mmcf per day Willesden Green gas processing plant in the first quarter of 2007 should alleviate previous capacity constraints and allow us to resume our successful drilling activities in the area, which will be ongoing and timed to keep the new facility near capacity in the coming years.

As part of our broader long-term focus, Canetic plans to direct a portion of our ongoing development capital towards higher impact, liquidsrich conventional natural gas plays. Higher impact plays are planned in 2007 for Clarke Lake, British Columbia and also at Pouce Coupe, northwest Alberta where Canetic has acquired seismic data and actively increased its land position over the last couple of years following previous success in the area. Success in these projects could lead to substantial production and reserve additions and lead to contingent opportunities and a further expansion of drilling inventory.

Longer term, our recent acquisition of properties from Samson provided significantly expanded access to lands in northeast British Columbia that offer considerable deep and multi-zone conventional development potential. We expect to move forward with an aggressive drilling program in the fourth quarter of 2007. We anticipate this area will represent a significant portion of our ongoing conventional natural gas development activity for years to come.

TIGHT/SHALLOW GAS

Tight and shallow gas resources provide a significant proportion of the natural gas produced from the Western Canadian Sedimentary Basin, primarily in central and southern Alberta which are key growth areas for Canetic. Tight and shallow gas development opportunities remain a key element of our longer term development plans due to their generally long-life, low-risk nature and a relatively low associated cost of production. Canetic has an extensive inventory of shallow gas prospects, which will provide considerable development opportunity over the next few years.

[GRAPHIC]

COUNTESS Canetic has gained a large, underdeveloped land base targeting shallow gas in the Countess area in Southern Alberta. Strong performance from existing production has led Canetic to identify a 20-well program to be drilled in the near future. Longer term outlook involves the conversion of downspacing opportunities in this area where a potential of 250 to 600 locations could be drilled.

[GRAPHIC]

Following the acquisitions of StarPoint and Samson, which increased our portfolio of shallow gas opportunities, we undertook a thorough review to high-grade plans for the future development of our significant shallow gas resources.

In the near term, Canetic has plans to proceed with its previously deferred 20- well program in Countess-Leckie area in expectation of a more stabilized natural gas price environment. Going forward, Canetic has identified an abundance of new shallow gas drilling and downspacing opportunities, particularly in the Countess-Leckie block of southern Alberta for Medicine Hat and Milk River related production. Canetic could expand its current inventory of drilling opportunities by as much as 250 to 600 additional drilling locations should it elect to pursue potential downspacing from current plans of eight wells per section to 12 to 16 wells per section, as some competitors have done. In the Hoadley area, Canetic has identified numerous opportunities targeting the Edmonton sands with downspacing potential of five to eight wells per section. In the longer term, Canetic will develop these opportunities.

COALBED METHANE

With the continuing decline in conventional natural gas resources in recent years, coalbed methane has taken on a growing importance as an unconventional source of natural gas in the Western Canadian Sedimentary Basin. Development of coalbed methane in Canada remains at a relatively early stage due to its high initial development costs and high sensitivity to the commodity price. However, drilling and production growth have continued to exceed initial expectations and have benefited from recent technological and drilling advances.

Coalbed Methane production is expected to provide further long-term growth potential as we begin development of our Mannville plays in Corbett Creek and west central Alberta as well as further development of our coalbed methane resources in Wyoming’s Powder River Basin at Big Bend and Coal Gulch. Further potential may exist in respect of Horseshoe Canyon and Mannville coals in central Alberta on lands recently acquired from Samson. To date, we have participated in several non-operated Mannville drilling opportunities in the Corbett Creek area and have identified several operated and further nonoperated drilling opportunities on our growing land base.

Over the near term, we will continue to participate with partners in Corbett Creek with the drilling of nine to 12 multi-leg Mannville horizontal wells where we have an approximate 40 percent working interest. We believe that up to 3 billion cubic feet per section is recoverable in this area and Canetic holds positions in twenty four undeveloped sections. In addition, we have further plans to drill two operated multi-lateral wells and one water disposal well in the Corbett Creek area in 2007.

In Wyoming, we will complete the first phase of a 50 well program in the Big Bend area in 2007 which is expected to be followed by a period of dewatering of the coals. Analogies from offsetting production in the area indicate dewatering periods of four to 12 months are required to achieve commercial production of natural gas. Once commercial production is established we plan to proceed with follow up drilling programs.

Over the longer term, we will continue to pursue economic development opportunities associated with our growing exposure to Mannville, Horseshoe Canyon, and Ardley coals in and around the Corbett Creek, Ferrybank, Willesden Green, and Gilby areas. Plans also remain in place to proceed with the further development of our Big Bend and Coal Gulch coalbed methane plays in Wyoming.

CORBETT Canetic has significant exposure into the Mannville CBM play in the Corbett Creek area of West Central Alberta. In 2006, Canetic participated in 9 wells with JV partners and plans to participate in an additional 12 multi leg horizontal drills with partners in 2007. In addition, Canetic will operate a three-well program on its extensive 100% WI land base this year. Longer term, Canetic plans to fully develop the coalbed methane potential on its land base.

[GRAPHIC]

MARKETING

AND RISK

MANAGEMENT

WE BELIEVE THAT IT IS PRUDENT

TO MANAGE VOLATILITY THROUGH

AN ACTIVE HEDGING PROGRAM

Crude oil and natural gas sold in Canada is generally based upon a price that derives from the benchmark NYMEX futures contract adjusted for relative quality and transportation to the respective point of sale.

NYMEX prices are influenced by supply and demand fundamentals as well as the perceived potential for significant changes in either. Although many of the factors impacting supply and demand fundamentals are the same for both oil and gas, there are some differences. Natural gas fundamentals are more dependent on North American events, whereas crude oil prices are impacted by global events.

The big variables impacting market fundamentals for crude oil did not change materially in 2006 compared to the previous year. We believe that the continued strength of the global economy, especially in China and other parts of Asia, is resulting in historically strong levels of year-over-year demand growth for crude oil. At the same time, the world is experiencing accelerating decline rates from older mature fields making the replacement of those reserves more costly and difficult to achieve. As such, growth rates in the supply of crude oil struggle to keep up with current rates of growth in demand, resulting in the rising price environment for crude that we have seen over the past couple of years. We also believe that geopolitical threats to oil supply such as the current situation in Iraq, Iran’s nuclear ambitions, civil unrest in Nigeria and increased concerns about the nationalization of oil and gas assets in certain South American countries have acted as an accelerant on rising crude prices. Throughout 2006, the NYMEX WTI futures contract prices for 2007 generally settled at higher levels than those for 2006, giving further indications about the concerns that future supply growth will not keep pace with future demand growth. As such, Canetic believes that the market has put too much emphasis on the current unseasonably warm winter and concerns about slowing economic activity, and that this is reflected in current oil prices. Canetic believes that longer term fundamentals and geopolitical concerns will have a greater impact on crude prices as the year progresses.

AECO monthly average natural gas prices started 2006 in January at their peak of $11.48/Gj, but then began to trend downward due to concerns about the impact that the unseasonably warm winter was having on inventory levels. Going into the summer there were expectations that the inventory overhang would get worked off due to forecasts for normal summer temperatures and expectations for another year of high hurricane activity. Neither materialized and gas prices descended even further with the AECO 7A Monthly Index hitting a low for the year of $4.22/gj in October. Natural gas inventories were at their highest level in recent history going into this winter, which until recently was once again proving to be unseasonably warm. Despite recent weather patterns and their impact on inventories, we believe that the long-term fundamentals for gas are similar to oil. Steeper decline rates from mature fields should result in a greater number of wells having to be drilled at a greater cost just to maintain flat production. Historically, natural gas drilling activity has been very sensitive to pricing changes. Even a short-term price decline, as recently experienced due to successive mild winters, has resulted in reduced gas drilling activity and subsequently reduced deliverability of natural gas. This would suggest that prices should improve over time in even a flat demand scenario; however, demand for natural gas is expected to increase in the near to medium term due to the growth in oilsands activities and ethanol production. Canetic believes a return to normal seasonal temperatures, either this summer or next winter, could significantly accelerate another period of tight supply and higher prices.

The prices actually received by Canetic for our oil and gas production reflect the quality of our products and their proximity to market. Crude oil comes in varying qualities commonly referred to as light or heavy and sweet or sour. The price received by Canetic reflects the relative demand at any time for those respective crude types. Despite possible longer term concerns about adequacy of crude oil supplies, many Canadian crude oil pipeline systems operated at or near capacity during the year. As such, a number of Canadian crudes traded at a larger discount off of the benchmark WTI price in 2006 compared to 2005 and Canetic’s corporate average price differential to WTI widened accordingly. Furthermore, pipeline capacity constraints in southeast Saskatchewan resulted in Canetic having to move crude oil off system to other markets during the year, resulting in further discounts. A number of pipeline expansion projects are underway, which, it is hoped, will ease congestion on those systems experiencing capacity constraints.

Roughly 88 percent of Canetic’s gas is sold into the spot market under AECO indexed pricing terms and receives an up-lift on a heat adjusted basis. Canetic does not foresee any natural gas transportation constraints in the near term and as such does not anticipate any significant changes to the relative differential between AECO and the benchmark NYMEX natural gas contract.

Canetic’s view on crude oil and natural gas prices is based upon the expectation that in the medium to long-term demand will grow more than supply; however, in the near term this trend could be interrupted by short-term events such as weather or crude oil pipeline congestion, resulting in periods of high volatility. As a result, Canetic believes that it is prudent to manage the impact of this volatility on our cash flow and ultimately distributions through an active hedging program. Our commodity price risk management program is generally designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements. This practice allows us to generate stable cash flow for distributions and to ensure positive economic returns on our capital program and acquisition activities.

Hedging Summary*

Crude Oil

	2007	2008
CDN Swaps (bbls/d)	8,000	250
Fixed Price ($CDN/bbl)	$67.26	$72.20
US Swaps (bbls/d)	1,500	0
Fixed Price ($US/bbl)	$48.11	0
Collars (bbls/d)	6,000	5,000
$US/bbl	$58.00-$80.76	$63.00-$83.23
Total (bbls/d)	15,500	5,250
Percent Hedged	42%	13%

Natural Gas

	Summer	Winter
	2007	2007 – 2008
Swaps (Gj/d)	50,000	5,000
$CDN/Gj	$7.32	$8.47
Collars (Gj/d)	80,000	90,000
$CDN/Gj/d	$6.74-$9.62	$7.00-$11.23
Total (Gj/d)	130,000	95,000
Percent Hedged	56%	40%

* Positions as at March 15, 2007.

RESERVES

SUMMARY

2006 reserve highlights were dominated by successful development activities and continued positive technical revisions which are indicative of our quality reserve and opportunity base. Canetic continues to provide consistent and stable reserve growth with a three year average proved plus probable F&D cost of $13.50 per boe, excluding future development capital and a three year proved plus probable FD&A cost of $16.59 per boe, excluding future development capital.

Land Position

(Acres, as at December 31, 2006)

	Gross	Net
Alberta

Developed	1,666,860	762,821
Undeveloped	1,050,353	584,843

British Columbia

Developed	233,024	101,675
Undeveloped	262,088	148,144

Saskatchewan

Developed	263,398	149,210
Undeveloped	273.895	145,798

Manitoba

Developed	36,510	13,143
Undeveloped	7,943	2,627

Wyoming

Developed	9,652	3,821
Undeveloped	26,785	14,962

Montana

Developed	1,520	937
Undeveloped	2,275	811

North Dakota

Developed	7,506	3,731
Undeveloped	31,148	24,851

Total Developed	2,218,470	1,035,338
Total Undeveloped	1,654,487	922,036

Highlights for 2006 include:

•                  Canetic’s development program replaced 96 percent of its 2006 production on a proved producing basis at an F&D cost of $13.49 per boe, excluding future development capital and $14.72 per boe including future development capital. These results included positive technical revisions of 6.7 percent which is a reflection of the performance and quality of the reserve base.

•                  Canetic’s internal development program delivered 20.8 million boe of proved plus probable reserves, replacing 76 percent of production at an F&D cost of $16.93 per boe, excluding future development capital and $19.21 per boe including future development capital. Canetic achieved this result spending 47 percent of its Funds from Operations. These reserve additions were realized from various play types including Corbett Creek CBM development, Acheson uphole oil and gas development, Willesden Green gas development and south eastern Saskatchewan infill and step-out drilling.

•                  Canetic’s total capital program including acquisitions replaced 237 percent of its 2006 production on a proved plus probable basis at an FD&A cost of $20.41 per boe, excluding future development capital and $23.30 per boe including future development capital.

•                  Canetic’s reserves as at December 31, 2006 totaled 192.2 million boe of total proved reserves and 275.6 million boe of proved plus probable reserves. This represents an increase of 12 percent and 16 percent respectively to reserves reported as at December 31, 2005.

•                  Canetic’s Reserve Life Index increased by 1.0 years to 9.7 years on a proved plus probable basis.

Canetic’s oil and natural gas reserves as at December 31, 2006 were evaluated by the independent engineering firms of GLJ Petroleum Consultants Ltd., (“GLJ”) and Sproule Associates Limited (“Sproule”).

Reserves included herein are stated on a Company Interest basis (before royalty burdens and including royalty interests) unless noted otherwise. “Company Interest” reserves is not a measure defined in NI 51-101 and does not have a standardized meaning under NI 51-101. Accordingly, Canetic’s Company Interest reserves may not be comparable to reserves presented or disclosed by other issuers. More detailed information on a net interest basis (after royalty burdens and including royalty interests) and on a gross interest basis (before royalty burdens and excluding royalty interests) is included in Canetic’s reserves statement, which includes complete disclosure of our oil and gas reserves and other oil and gas information in accordance with NI 51-101, The reserves statement is contained in our Annual Information Form which is available on our website at www.canetictrust.com and on SEDAR at www.sedar.com.

Under NI 51-101 guidelines, proved reserves are defined as those reserves that have at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimates. Proved plus probable reserves are defined as those reserves that have at least a 50 percent probability of being exceeded at the reported level. They are the best estimate, or the most realistic case. It is equally likely that the actual reserves will be higher or lower than the estimate. It should not be assumed that the estimates of net present values of reserves presented in the tables below represent the fair market value of the reserves.

All evaluations of future net production revenues set forth in the tables are stated after the provision for income taxes and exclude abandonment costs on wells and facilities where reserves are not assigned or associated general and administrative costs. This information has been prepared on the basis that Canetic will not pay cash income taxes in Canada in the future due to Canetic’s current structure as an income trust and Canadian tax laws currently in effect. The Canadian federal government has announced a proposal designed to effectively tax income trusts such as Canetic at the same level as Canadian corporations, effective for the 2011 tax year. Such proposal has not yet been approved or put in force and it is uncertain as what form, if any, changes in Canadian income tax laws will take as a result of such proposal. Any changes in Canadian income tax laws that may result from such proposal could adversely affect the estimated future net revenues associated with Canetic’s oil and gas reserves. For additional information, investors should refer to disclosure contained in Canetic’s Annual Information Form.

Summary of Oil and Gas Reserves Company Interest (1)

Forecasted Prices and Costs

	Light and			Natural Gas
	Medium Crude Oil	Heavy Oil	Natural Gas	Liquids	BOE
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mboe)
Proved
Developed producing	68,315	15,417	372,979	11,173	157,068
Developed non-producing	2,958	1,542	29,387	937	10,336
Undeveloped	11,662	1,527	63,979	922	24,775
Total proved	82,936	18,487	466,345	13,032	192,179
Probable	34,392	5,796	228,173	5,247	83,464
Total proved plus probable	117,327	24,283	694,518	18,279	275,642

Note: May not add due to rounding.

(1)       “Company Interest” means in relation to Canetic’s interest in reserves, its “Corporation gross reserves”, which are Canetic’s working interest (operating and non-operating) share before deduction of royalties, plus Canetic’s royalty interests in reserves.

Before Income Tax Net Present Value of Reserves

Forecasted Prices and Costs

		Discounted	Discounted	Discounted	Discounted
($ million)	Undiscounted	at 5%	at 10%	at 15%	at 20%
Proved
Developed producing	4,662,073	3,515,069	2,892,706	2,493,224	2,210,722
Developed non-producing	285,053	212,000	170,885	143,402	123,449
Undeveloped	475,959	329,570	237,133	174,204	129,143
Total proved	5,423,084	4,056,639	3,300,724	2,810,830	2,463,314
Probable	2,494,025	1,411,019	949,810	701,204	546,933
Total proved plus probable	7,917,110	5,467,658	4,250,534	3,512,034	3,010,247

Note: May not add due to rounding. Estimates of net present values do not represent fair market value.

Pricing Assumptions

Forecasted Prices and Costs

The first six years of the GJL/Sproule January 1, 2007 price forecast are presented below. These prices have been utilized in determining the reserves and cash flow forecast above.

		Crude Oil		Bank of Canada
	Crude Oil	Edmonton	Natural Gas	Average Noon
Year	WTI	Light	AECO	Exchange Rate
	($US/bbl)	($CDN/bbl)	($CDN/mmBtu)	($US/$CDN)
2007	63.87	72.17	7.46	0.8700
2008	64.41	72.81	8.02	0.8700
2009	60.21	68.00	7.74	0.8700
2010	57.68	65.03	7.67	0.8700
2011	56.10	63.20	7.79	0.8700

2012	56.90	64.07	8.00	0.8700

Net Asset Value

The following net asset value (“NAV”) calculation utilizes what is generally referred to as the “produce-out” net present value of Canetic’s oil and natural gas reserves based on forecast prices as provided by the independent engineering firms. This calculation can vary significantly depending on the oil and natural gas price assumptions used. It does not take into account the development and growth in additional reserves in its existing properties beyond those included in the 2006 year end report. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that will vary over time.

Net Asset Value – Discounted at 5 and 10 percent

	Jan 1, 2007		Jan 1, 2007		Jan 1, 2007
	Constant Pricing		Forecasted Prices		Strip Pricing (e)
($ million)	5%	10%	5%	10%	10%

Proved Plus Probable (a)	4,915.9	3,838.2	5,467.7	4,250.5	4,920.7
Undeveloped Lands + Seismic (b)	248.3	248.3	248.3	248.3	248.3
Debentures and Long-term Debt, net of Working Capital (c)	(1,577.3)	(1,577.3)	(1,577.3)	(1,577.3)	(1,577.3)
Net Asset Value	3,586.9	2,509.2	4,138.6	2,921.5	3,591.6
Units Outstanding (000’s) (d)	225,796	225,796	225,796	225,796	225,796
NAV/Unit	15.89	11.11	18.33	12.94	15.91

(a) As evaluated by GLJ and Sproule.

(b) Internal Estimate.

(c) Excludes commodity and foreign currency contracts.

(d) Represents total trust units outstanding and trust units issuable for exchangeable shares.

(e) Strip Pricing at February 28, 2007.

In the absence of reserve additions by the Trust, the NAV per unit will decline as the reserves are produced out. The cash flow generated by the production relates directly to the cash distributions paid to unitholders. Canetic works continuously to add value, improve profitability and increase reserves to enhance the Trust’s NAV.

2006 Finding and Development (F&D), Net Acquisition, and Finding, Development and Net Acquisition Costs (FD&A)

	2006			3 Year Average
	Change to Company			Change to Company
	Capital	Interest	Reserve	Capital	Interest	Reserve
	Expenditures	Reserves	Costs	Expenditures	Reserves	Costs
	($thousands)	(mboe)	($/boe)	($thousands)	(mboe)	($/boe)

Total Proved
F&D
Including change in FDC	385,212	20,016	19.25	685,977	41,165	16.66
Excluding change in FDC	351,288	20,016	17.55	615,279	41,165	14.95
FD&A
Including change in FDC	1,434,405	47,304	30.32	2,208,182	94,279	23.42
Excluding change in FDC	1,315,041	47,304	27.80	2,022,304	94,279	21.45

Proved Plus Probable
F&D
Including change in FDC	398,669	20,752	19.21	728,723	45,592	15.98
Excluding change in FDC	351,288	20,752	16.93	615,279	45,592	13.50
FD&A
Including change in FDC	1,500,942	64,419	23.30	2,320,955	121,887	19.04
Excluding change in FDC	1,315,041	64,419	20.41	2,022,304	121,887	16.59

Summary of Oil and Gas Reserves Company Interest (1)

Constant Prices and Costs

	Light and			Natural Gas
	Medium Crude Oil	Heavy Oil	Natural Gas	Liquids	BOE
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mboe)
Proved
Developed producing	69,781	15,589	368,661	11,220	158,033
Developed non-producing	2,863	1,575	28,888	922	10,175
Undeveloped	11,827	1,550	63,663	930	24,917
Total proved	84,470	18,715	461,212	13,072	193,126
Probable	35,037	5,922	224,245	5,238	83,571
Total proved plus probable	119,507	24,637	685,457	18,310	276,697

Note: May not add due to rounding.

(1)       “Company Interest” means in relation to Canetic’s interest in reserves, its “Corporation gross reserves”, which are Canetics’s working interest (operating and non-operating) share before deduction of royalties, plus Canetic’s royalty interests in reserves.

Before Income Tax Net Present Value of Reserves

Constant Prices and Costs

		Discounted	Discounted	Discounted	Discounted
($ million)	Undiscounted	at 5%	at 10%	at 15%	at 20%
Proved
Developed producing	4,244,546	3,226,467	2,653,161	2,279,373	2,013,531
Developed non-producing	250,679	190,227	153,731	128,771	110,518
Undeveloped	425,003	288,516	202,373	143,887	102,162
Total proved	4,920,229	3,705,209	3,009,265	2,552,031	2,226,211
Probable	2,051,904	1,210,674	828,942	615,367	480,060
Total proved plus probable	6,972,133	4,915,884	3,838,207	3,167,398	2,706,271

Note: May not add due to rounding.

Pricing Assumptions

Constant Prices and Costs

	Crude Oil	Edmonton	Natural Gas	Exchange
(Year-end)	WTI	Light	AECO	Rate
	($US/bbl)	($CDN/bbl)	($CDN/mmBtu)	($US/$CDN)
2006	60.95	67.59	6.10	0.8580

Reserve Reconciliation

Reconciliation of Company Interest (1)

Reserves by Principal Product Type

Forecast Prices and Costs

	Light and			Natural Gas
	Medium Crude	Heavy Oil	Natural Gas	Liquids	BOE
	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mboe)
Proved Producing
Opening Balance	66,797	16,564	268,785	8,707	136,866
Acquisitions	850	—	110,484	2,399	21,662
Dispositions	—	—	(1,205)	(132)	(332)
Discoveries	9	—	840	74	224
Extentions	1,479	270	24,405	1,344	7,160
Infill Drilling	3,205	887	8,444	111	5,610
Improved Recovery	1,264	613	8,615	398	3,711
Economic Factors	100	25	403	13	205
Technical Revisions	5,792	(434)	20,209	396	9,121
Production	(11,180)	(2,507)	(68,001)	(2,138)	(27,159)
Closing Balance	68,315	15,417	372,979	11,173	157,068
Total Proved
Opening Balance	82,527	19,852	355,599	10,388	172,034
Acquisitions	1,081	—	142,305	2,822	27,620
Dispositions	—	—	(1,205)	(132)	(332)
Discoveries	347	—	1,094	74	604
Extentions	1,502	336	22,362	1,115	6,680
Infill Drilling	2,634	769	6,721	70	4,594
Improved Recovery	—	2,533	6,867	257	3,935
Economic Factors	124	30	533	16	258
Technical Revisions	5,901	(2,526)	70	560	3,946
Production	(11,180)	(2,507)	(68,001)	(2,138)	(27,159)
Closing Balance	82,936	18,487	466,345	13,032	192,179
Proved Plus Probable
Opening Balance	116,071	26,354	491,494	14,041	238,382
Acquisitions	1,627	—	228,120	4,415	44,062
Dispositions	—	—	(1,432)	(156)	(395)
Discoveries	417	—	1,271	85	715
Extentions	1,838	700	33,539	1,428	9,555
Infill Drilling	3,511	516	8,387	132	5,557
Improved Recovery	1,872	951	7,959	309	4,458
Economic Factors	174	40	737	21	358
Technical Revisions	2,998	(1,772)	(7,556)	142	110
Production	(11,180)	(2,507)	(68,001)	(2,138)	(27,159)
Closing Balance	117,327	24,283	694,518	18,279	275,642

Note: May not add due to rounding.

(1)       “Company Interest” means in relation to Canetic’s interest in reserves, its “Corporation gross reserves,” which are Canetic’s working interest (operating and non-operating) share before deduction of royalties, plus Canetic’s royalty interests in reserves. Canetic has included royalty interest reserves in this analysis so a comparison can be made to the previous evaluation. Royalty interest volumes are as follows: PP 1,079 mboe; TP 1,194 mboe; and P+P 1,631 mboe.

MANAGEMENT TEAM

J. Paul Charron, CA President and Chief Executive Officer

Paul became President and CEO of Acclaim in 2002. Previously, he was Vice President and Chief Financial Officer of Ketch Energy Ltd., where he was involved in several corporate and property transactions. Prior to this, he held senior positions with BMO Nesbitt Burns and Morrison Petroleums.

David J. Broshko, CA Vice President and Chief Financial Officer	David joined Acclaim in May 2003 as Vice President, Finance and CFO. Previously, he also served as Chief Financial Officer of Paramount Resources Ltd.

Richard J. Tiede, P.Eng. Chief Operating Officer

Rick was appointed to Chief Operating Officer of Canetic in September 2006. Prior to this, Rick was Vice President of Business Development of Canetic and its predecessor Acclaim since October 2002. Previous roles include Chief Operating Officer of Landover Energy Inc. and Vice President of Engineering at Northrock Resources.

Mark P. Fitzgerald, P.Eng. Vice President, Operations

Mark joined Acclaim in July 2003 as District Production Manager. Prior to becoming Vice President, Operations, he was Vice President, Engineering. Mark’s Canada, Chevron U.S.A. and Dominion Exploration and Production.

Brian K. Keller, B.Sc Vice President, Exploitation

Brian was appointed to Vice President of Exploitation of Canetic in November 2006. Brian joined Acclaim in 2002 as Senior Geologist in Business Development. In January 2006, he was promoted to Director of Geology and Geophysics. Before joining Acclaim, Brian was Operations Manager for MarkWest Resources Leland Energy Ltd.

Brian D. Evans, LLB Vice President, General Counsel and Secretary

Brian joined Acclaim in his current position in April 2005. Prior to that, Brian practised law with Burnet, Duckworth & Palmer LLP where he advised clients, including Acclaim, on mergers and acquisitions, and energy-related legal matters.

Keith S. Rockley Vice President, Human Resources & Corporate Administration

Keith joined Acclaim in October 2005, bringing a broad range of experience in human resources and corporate administration. Prior to Acclaim, he was Manager of Human Resources at Husky Energy, and previously Manager, Human Resources at Renaissance Energy Ltd.

David M. Sterna Vice President, Corporate Planning and Marketing	David assumed his position in November 2005 after serving as Director of Marketing for Acclaim. His career has also included being Director of Marketing for Calpine Canada.

Donald W. Robson Vice President, Land	Don assumed his role in late 2005 after having been Acclaim’s Director of Land. He has also held Land Manager positions at Energy North Inc. and Renaissance Energy Ltd.

Brian K. Keller, Donald W. Robson, J. Paul Charron, David J. Broshko, Richard J. Tiede, David M. Sterna, Keith S. Rockley, Mark P. Fitzgerald, Brian D. Evans

[GRAPHIC]

MEMBERS OF THE BOARD OF DIRECTORS

Robert G. Brawn, P.Eng. (1), (2)

Mr. Brawn has over 40 years industry experience, including being named Chairman Emeritus of Acclaim in 2003. He is also a Director of Black Diamond Income Trust, Parkland Industries Ltd., Zapata Energy Corporation, and is Chairman and Director of Grande Cache Coal.

J. Paul Charron, CA President and Chief Executive Officer

Paul became President and CEO of Acclaim in 2002. Previously, he was Vice-President and Chief Financial Officer of Ketch Energy Ltd., where he was involved in several corporate and property transactions. Prior to this, he held senior positions with BMO Nesbitt Burns and Morrison Petroleums Ltd.

W. Peter Comber, MBA, CA Chair of the Audit Committee (1), (3)	Mr. Comber is Managing Director of Barrantagh Investment Management Inc. Previously, he was President of Newton House Investment Management Ltd., a predecessor company of Barrantagh.

Murray M. Frame Chair of the Health, Safety and Environment Committee (2), (4), (5)

Mr. Frame has 30 years industry experience which has included being Chairman, Chief Executive Officer and President of Canoil Inc., a private oil and gas company; and as President and CEO of Inverness Petroleum Ltd.

Daryl Gilbert, P.Eng. Chair of the Reserves Committee (1), (2), (5)	Mr. Gilbert has over 30 years of experience in the Western Canadian oil and gas sector. Formerly the President and CEO of Gilbert Lausten Jung Associates, an engineering and consulting firm.

Nancy M. Laird, MBA Chair of the Human Resources and Compensation Committee (3), (4)

Ms. Laird’s 20 years experience in the oil and gas and technology sectors has included being Senior Vice President Marketing and Midstream at EnCana Corporation and President of NrG Information Services Inc.

Jack C. Lee, BA, B.Comm. Chair of the Board (1), (2), (3), (4), (5)

Mr. Lee was Acclaim’s President, Chief Executive Officer and a Director until October 2002 when he became Chairman of the Board. His career has included the start-up of successful oil and gas companies, including Gane Energy Ltd., Independent Energy Inc. and Cabos Resources Inc.

R. Gregory Rich, MBA, P.Eng. Chair of the Nominating and Corporate Governance Committee (3), (4)

Mr. Rich’s 30+ years in the international oil and gas industry was spent primarily with Amoco Corporation, where he was Chairman and President of Amoco Canada Petroleum Company Ltd. He serves as an advisor to Ziff Energy Group and as a Principal with Blackrock Energy Associates.

(1) Member of the Audit Committee
(2) Member of the Reserves Committee
(3) Member of the Human Resources and Compensation Committee
(4) Member of the Nominating and Corporate Governance Committee
(5) Member of the Health, Safety and Environment Committee

Robert G. Brawn, R. Gregory Rich, Daryl Gilbert, Jack C. Lee, Nancy M. Laird, Murray M. Frame, W. Peter Comber, J. Paul Charron

[GRAPHIC]

CORPORATE

GOVERNANCE

MEETING THE HIGHEST STANDARDS OF GOVERNANCE IS WHERE WE BEGIN

As the regulatory and corporate landscapes continue to evolve, Canetic remains committed to providing the highest standards for its corporate governance practices. Canetic has brought together a group of highly skilled business people to our Board of Directors and reviews its corporate governance practices against emerging trends.

THE BOARD OF DIRECTORS

The Canadian Securities Administrators provide standards and guidance on governance practices for Canadian issuers, including Canetic.

As a Canadian trust listed on the New York Stock Exchange (“NYSE”), Canetic is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, Canetic must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE corporate governance standards. Canetic’s Statement of Significant Governance Differences can be found on Canetic’s website at www.canetictrust.com.

Canetic’s corporate governance practices meet or exceed all applicable Canadian requirements. They also incorporate some best practices derived from the NYSE rules and comply with applicable rules adopted by the United States Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

Seven of the eight directors are “independent” pursuant to both the Canadian Securities Administrator’s policies and the NYSE listing standards. Directors are elected by unitholders each year at the Annual General Meeting (“AGM”).

The Board has adopted a formal Board mandate, which is available on Canetic’s website at www.canetictrust.com and which may be obtained free of charge, on request, from the Secretary of Canetic.

The mandate of the Board states that, among other things, the Board is responsible for the stewardship of Canetic. Canetic Resources Inc., (the “Company”), as administrator of the Trust, is responsible for the management and administration of the Trust to the extent delegated to the Company pursuant to the Trust Indenture and the Administration Agreement between the Trust and the Company.

The Board of Directors is responsible for:

•        Developing the Board’s approach to governance.

•        Ensuring the implementation and integrity of Canetic’s internal control and management systems.

•        Overseeing matters relating to the President and Chief Executive Officer (“CEO”), including evaluation of his performance.

•        Approving decisions relating to senior management.

•        Overseeing and approving management’s strategic plan, business plans and capital and operating budgets.

•        Ensuring that Canetic has in place effective disclosure and communication processes with unitholders, other stakeholders, financial and regulatory stakeholders, and other recipients.

Each member of the Board contributes to the effective stewardship of the Trust and provides strategic guidance to the management team, including responsibility for planning and evaluation of operations, financial management, human resources, and environment and safety.

Currently the Board meets a minimum of seven times per year or more often as required. The Board is required to review all materials provided and make every effort to attend all Board and relevant committee meetings. At a minimum, independent directors hold in camera sessions without management present, following all quarterly board and committee meetings.

COMMITTEES OF THE BOARD

Audit Committee

Members: W. Peter Comber (Chair), Robert G. Brawn, Jack C. Lee and Daryl Gilbert, all of whom are independent directors.

The Audit Committee is responsible for overseeing the integrity of the financial reporting process, internal controls and procedures and reviewing the independence, qualifications and performance of Canetic’s external auditor. The Committee reviews and recommends for approval to the Board all financial, regulatory and legal documents necessary for public disclosure and reporting requirements. This committee met a total of five times during 2006.

Reserves Committee

Members: Daryl Gilbert (Chair), Murray M. Frame, Jack C. Lee and Robert G. Brawn, all of whom are independent directors.

The Reserves Committee assists the Board in its oversight of the oil and natural gas reserves evaluation process and the public disclosure of reserves data and related information as required. The Reserves Committee also reviews asset acquisition and divestiture possibilities that affect the Trust’s portfolio of oil and natural gas properties. The Committee reviews the qualifications, experience and independence of the consulting engineering firms engaged to report on those reserves. The Committee met two times during 2006.

Director Experience Matrix

	Acquisitions	Operations		Finance/ Accounting		Large Corporation

Robert G. Brawn	•	•	•	•	•	•	•	•
J. Paul Charron	•			•	•	•
W. Peter Comber	•			•	•		•
Murray M. Frame	•	•	•		•			•
Daryl Gilbert	•	•	•	•	•			•
Nancy M. Laird	•				•		•
Jack C. Lee	•	•	•		•		•	•
R. Gregory Rich	•	•	•	•	•		•	•

	Exploitation & Land		Human Resources			Legal	International

Director Committee Matrix

	Audit Committee	Human Resources & Compensation Committee		Health Safety & Environment Committee

Robert G. Brawn	•	•
W. Peter Comber	•		•
Murray M. Frame		•		•	•
Daryl Gilbert	•	•			•
Nancy M. Laird			•	•
Jack C. Lee	•	•	•	•	•
R. Gregory Rich			•	•

Reserves Committee	Nominating & Corporate Governance Committee

Human Resources and Compensation Committee

Members: Nancy M. Laird (Chair), W. Peter Comber, Jack C. Lee, R. Gregory Rich, all of whom are independent directors.

The Human Resources and Compensation Committee assists the Board in fulfilling its obligations related to human resources and compensation matters in respect to Canetic’s employees, officers and directors. This Committee is also responsible for assisting the Board in assessing management performance. In 2006 the Committee retained the services of an independent compensation consultant to assist the Board in evaluating and determining the overall compensation program for the employees and the executive officers of Canetic. The Committee met a total of nine times in 2006.

Nominating and Corporate Governance Committee

Members: R. Gregory Rich (Chair), Murray M. Frame, Jack C. Lee and Nancy M. Laird, all of whom are independent directors.

The Corporate Governance and Nominating Committee focuses on governance practices that will enhance the performance of Canetic. This committee assesses and makes recommendations regarding Board effectiveness and effective corporate governance practices and establishes and leads the process for identifying, recruiting, appointing, re-appointing and providing development opportunities for directors. The Committee met six times during 2006.

Health, Safety and Environment Committee

Members: Murray M. Frame (Chair), Daryl Gilbert and Jack C. Lee, all of whom are independent directors.

The Health, Safety and Environment Committee assists the Board in its responsibility for oversight and due diligence in issues relating to health, safety and environment (“HS&E”). This Committee supports the Board in relation to the development and implementation of systems and programs for management of Canetic’s HS&E program. The Committee was formed in 2005 and met two times in 2006.

EXECUTIVE CERTIFICATIONS

Canetic has included, as Exhibits to its 2006 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission, certificates of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer regarding the quality of Canetic’s public disclosure. Canetic has also submitted to the New York Stock Exchange a certificate of the President and Chief Executive Officer certifying that he is not aware of any violation by Canetic of NYSE corporate governance listing standards.

HEALTH,

SAFETY AND

ENVIRONMENT

FOCUSING ON THE NEEDS OF OUR STAKEHOLDERS

At Canetic, ensuring the health and safety of our people and the proactive stewardship of the environment are key components of our daily activities.

Environment

At Canetic, we have developed an environmental management plan that employs creative solutions to the challenges inherent in our industry. We manage our operations and work to enhance our ability to sustain operations over the long term.

We conduct our operations to minimize the impact on the environment wherever possible. Our focus has always been to manage the end of life of our assets and reclaim sites to equivalent land capability as quickly as possible.

Health & Safety

Canetic continues to demonstrate visible and active leadership that focuses on and ensures the health and safety of our employees, contractors and the public. We conduct regular loss control inspections of our facilities and have incident reporting and emergency response systems throughout all our operations. We emphasize competency development training within our workforce and promote communication on safety through regular safety meetings.

In 2006, Canetic successfully achieved the Certificate of Recognition award provided to petroleum industry companies who meet or exceed approved health and safety standards. In addition, Canetic was also acknowledged by the Workers’ Compensation Board for achievement in making workplaces safer and as an employer whose corporate performance is identified by zero claims and an excellent past performance history.

Stakeholder Relations

Canetic recognizes the importance of engaging people and communities affected by our operations and development plans. Our approach is to work collaboratively with stakeholders to find mutually acceptable and beneficial solutions to energy development. It is a key priority to identify stakeholders early in the development process and continue to work proactively to address concerns and develop our energy resources in a responsible manner.

We respect the unique rights of First Nations and Aboriginal peoples and their special connection to the land. Where impacted by our development or operations, we engage in meaningful consultation with these communities to determine how best to work together to ensure positive, long-term relationships.

WE STEP UP

TO MAKE A

DIFFERENCE

COMMITTED TO COMMUNITIES

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Canetic is dedicated to making a positive impact in the communities in which it operates.

COMMUNITY

INVOLVEMENT

WE ARE ACTIVE IN OUR COMMUNITIES

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Canetic employees raised over $20,000 for the Weekend to End Breast Cancer walk in Calgary, Alberta.

Canetic strives to be an active and responsible corporate citizen and encourages its employees to participate in a variety of volunteer activities that focus on building strong and healthy communities. In 2006, Canetic committed approximately $300,000 to various charitable organizations throughout Western Canada and has an active community investment program planned for 2007.

Canetic continues to remain focused on three major areas of community involvement, including:

Children and Education

•        In 2006 we initiated a partnership with Bow Valley College for the funding of “Improving Life Beyond the Classroom Scholarship,” which focuses on funding students involved in Bow Valley’s applied research program.

•        During Canetic’s 2006 United Way Campaign, our employees raised $70,000, which was matched by Canetic for a total commitment to United Way charities of $140,000.

•        Canetic continues to support the Action Committee Against Violence, a City of Calgary initiative that focuses on reducing the impact of violence in our schools, homes and communities.

Environment and Safety

•        Canetic’s active involvement in Ducks Unlimited, “Project Webfoot,” has helped educate young people — tomorrow’s conservation leaders — about wetlands, conservation and what they can do to help.

•        Canetic sponsors the Canadian Avalanche Foundation in its efforts to promote avalanche safety and awareness across Canada.

Health, Research and Wellness

•        Canetic made its final contribution towards the construction of the Alberta Children’s Hospital and the “All for One, All for Kids” campaign with an aggregate donation of $50,000.

•        We have made our second instalment under our five-year pledge to the Alberta Heart Institute to help the Edmonton University Hospital in its campaign to build the new Cardiac Centre for Excellence.

•        Over the next two years, Canetic will donate over $75,000 to the STARS Alberta “Vision Critical” campaign, which will help the organization create the STARS Centre for Education.

•        In 2006, a number of Canetic employees participated in the Weekend To End Breast Cancer. Walking 60 km, employees raised over $20,000 for breast cancer research in Alberta.

•        In 2007, Canetic will be the presenting sponsor for the Cassie Campbell Street Hockey Festival that raises money for the Ronald McDonald House of Southern Alberta.

In addition, Canetic places a high priority on participating in community investment projects within our operating area. In 2006, Canetic field offices invested over $50,000 throughout our operating areas to help a variety of local teams, community programs and environmental initiatives reach their fundraising goals. Some of Canetic’s major commitments include the sponsorship of the Drayton Valley Community Field House, the Rocky Mountain House High School, sport and education programs for the Enoch Cree Nation, and a variety of local fundraising and community events.

CORPORATE

INFORMATION

1900, 255 – 5th Avenue SW

Calgary, Alberta

Canada T2P 3G6

Telephone: (403) 539-6300

Toll Free: 1-877-539-6300

Facsimile: (403) 539-6499

Website: www.canetictrust.com

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA

President and Chief Executive Officer

David J. Broshko, CA

Vice President, Finance and

Chief Financial Officer

Richard J. Tiede, P.Eng.

Chief Operating Officer

Mark P. Fitzgerald, MBA, P.Eng.

Vice President, Operations

Brian K. Keller, B.Sc.

Vice President, Exploitation

Brian D. Evans, LLB

Vice President, General Counsel

and Secretary

David M. Sterna

Vice President, Corporate Planning

and Marketing

Donald W. Robson

Vice President, Land

Keith S. Rockley

Vice President, Human Resources &

Corporate Administration

DIRECTORS

Jack C. Lee, BA, B.Comm., ICD.D, Calgary, Alberta

Chairman

Robert G. Brawn, P.Eng., Calgary, Alberta

Chairman, Emeritus and Director

J. Paul Charron, CA, Calgary, Alberta

President, Chief Executive Officer and Director

W. Peter Comber, MBA, CA, Toronto, Ontario

Murray M. Frame, Calgary, Alberta

Daryl Gilbert, P.Eng., Calgary, Alberta

Nancy M. Laird, MBA, Calgary, Alberta

R. Gregory Rich, MBA, P.Eng., Houston, Texas

INVESTOR RELATIONS

Telephone: (403) 539-6300

Investor Toll Free: 1-877-539-6300

E-mail: info@canetictrust.com

BANKERS

Bank of Montreal; The Toronto Dominion Bank; Canadian Imperial Bank of Commerce; The Bank of Nova Scotia; Royal Bank of Canada; BNP Paribas (Canada); Alberta Treasury Branches; National Bank of Canada; Union Bank of California, NA; Deutsche Bank AG; HSBC Bank Canada; Société Générale (Canada); Canadian Western Bank; JP Morgan Chase Bank, NA; Fortis Capital (Canada) Ltd.

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd.; Calgary, Alberta

Sproule Associates Ltd.; Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP; Calgary, Alberta

Dorsey & Whitney LLP; New York, NY; Vancouver, BC

AUDITORS

Deloitte & Touche LLP; Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada; Calgary, Alberta

Computershare Trust Company, Inc.; Golden, Colorado

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange

Trust Units: CNE.UN

Debentures: 9.4% CNE.DB.A; 6.5% CNE.DB.B; 8.0% CNE.DB.C;

11.0% CNE.DB.D; 6.5% CNE.DB.E

New York Stock Exchange

Trust Units: CNE

2006 FINANCIAL RESULTS

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This is the first of a two-part publication of Canetic’s 2006 Annual Report. To request our 2006 Financial Results, please contact Canetic’s Investor Relations at (403) 539-6300 or 1-877-539-6300 or visit our website: www.canetictrust.com.

TELL US

YOUR THOUGHTS

We are very interested to know what you think of Canetic’s communications. Share your thoughts with us through our online survey at www.canetictrust.com/2006ARsurvey.

ABBREVIATIONS

bbl	Barrel
bbl/d	Barrels per day
bcf	Billion cubic feet
boe	Barrels of oil equivalent
(6 mcf is equivalent to 1 bbl)
boe/d	Barrels of oil equivalent per day
Btu	British thermal units
CBM	Coalbed methane
FD&A	Finding, development and acquisition
FDC	Future Development Capital
Gj	Gigajoule
m	Thousand
mm	Million
mcf	Thousand cubic feet
mcf/d	Thousand cubic feet per day
NAV	Net Asset Value
OOIP	Original oil in place
PV	Present value
WCSB	Western Canadian Sedimentary Basin

Karo Design Printed in Canada Original Photography: Roth and Ramberg, Brian Harder

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1900, 255 – 5th Avenue SW	Telephone: (403) 539-6300	Email: info@canetictrust.com
Calgary, Alberta	Toll Free: 1-877-539-6300	Website: www.canetictrust.com	[LOGO]	[LOGO]
Canada T2P 3G6	Facsimile: (403) 539-6499